UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BlueLinx Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09624H109
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09624H109	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER 5,347,221
7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER 5,347,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,221 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 09624H109	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER 5,347,221
7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER 5,347,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,221 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09624H109	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER 5,347,221
7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER 5,347,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,221 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 09624H109	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6	SHARED VOTING POWER 5,347,221
7	SOLE DISPOSITIVE POWER -0-
8	SHARED DISPOSITIVE POWER 5,347,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,347,221 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.03%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 09624H109	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer: BlueLinx Holdings Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
4300 Wildwood Parkway, Atlanta, Georgia 30339

Item 2.	(a)	Name of Persons Filing:

(i) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”), which serves as the investment manager to certain private funds and managed accounts (collectively, “Accounts”), with respect to the Common Stock directly held by the Accounts;
(ii) Asgard Investment Corp. II, a Delaware corporation (“Asgard II”), which serves as general partner of Carlson Capital, with respect to the Common Stock directly held by the Accounts;
(iii) Asgard Investment Corp., a Delaware corporation (“Asgard”), which is the sole stockholder of Asgard II, with respect to the Common Stock directly held by the Accounts; and
(iv) Mr. Clint D. Carlson, a United States citizen (“Mr. Carlson”), who serves as president of Asgard and Carlson Capital, with respect to the Common Stock directly held by the Accounts.

The filing of this statement should not be construed as an admission that any of the foregoing persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

	(b)	Address of Principal Business Office or, if none, Residence :
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201.

	(c)	Citizenship:
Carlson Capital is a Delaware limited partnership. Each of Asgard and Asgard II is a Delaware corporation. Mr. Carlson is a United States citizen.

	(d)	Title of Class of Securities:
Common Stock (the “Shares”)
	(e)	CUSIP Number: 09624H109

CUSIP No. 09624H109		Page 7 of 10 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
	(k)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1
(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

A. Carlson Capital
(a) Amount beneficially owned: 5,347,221
(b) Percentage of class: 6.03%
(c)           (i)  Sole power to vote or direct vote: -0-
               (ii)  Shared power to vote or direct vote: 5,347,221
(iii) Sole power to dispose or direct disposition: -0-
               (iv)  Shared power to dispose or direct disposition: 5,347,221

B. Asgard II
(a) Amount beneficially owned: 5,347,221
(b) Percentage of class: 6.03%
(c)           (i)  Sole power to vote or direct vote: -0-
               (ii)  Shared power to vote or direct vote: 5,347,221
(iii) Sole power to dispose or direct disposition: -0-
               (iv)  Shared power to dispose or direct disposition: 5,347,221

C. Asgard
(a) Amount beneficially owned: 5,347,221
(b) Percentage of class: 6.03%
(c)           (i)  Sole power to vote or direct vote: -0-
               (ii)  Shared power to vote or direct vote: 5,347,221
(iii) Sole power to dispose or direct disposition: -0-
               (iv)  Shared power to dispose or direct disposition: 5,347,221

B. Mr. Carlson
(a) Amount beneficially owned: 5,347,221
(b) Percentage of class: 6.03%
(c)           (i)  Sole power to vote or direct vote: -0-
               (ii)  Shared power to vote or direct vote: 5,347,221
(iii) Sole power to dispose or direct disposition: -0-
               (iv)  Shared power to dispose or direct disposition: 5,347,221

CUSIP No. 09624H109	Page 8 of 10 Pages

The Company’s Quarterly Report on Form 10-Q filed on November 6, 2014, indicates that the total number of outstanding shares as of November 6, 2014 was 88,747,548.  The percentages used herein and in the rest of the Schedule 13G are based upon the number of shares of Common Stock outstanding.

Item 5.	Ownership of Five Percent or Less of a Class:
This item is not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This item is not applicable

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This item is not applicable

Item 8.	Identification and Classification of Members of the Group.
This item is not applicable

Item 9.	Notice of Dissolution of Group.
This item is not applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09624H109	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 31, 2015

Carlson Capital, L.P.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Asgard Corp. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Asgard Corp. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Asgard Corp.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Clint D. Carlson

/s/ Clint D. Carlson

CUSIP No. 09624H109	Page 10 of 10 Pages

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: March 31, 2015

Carlson Capital, L.P.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Asgard Investment Corp. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Asgard Investment Corp.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

Clint D. Carlson

/s/ Clint D. Carlson